April 11, 2025

Brian Hoff
Chief Financial Officer
Unusual Machines, Inc.
4677 L B McLeod Rd
Suite J
Orlando, FL 32811

       Re: Unusual Machines, Inc.
           Registration Statement on Form S-3
           Filed April 7, 2025
           File No. 333-286413
Dear Brian Hoff:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing